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Julia K. Cowles Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2007 tel 650 752 3607 fax julia.cowles@davispolk.com

July 6, 2012

Re:	Quality Systems, Inc. – Preliminary Proxy Statement, filed June 25, 2012; Definitive Additional Soliciting Materials, filed June 26, 2012. File No. 001-12537

VIA EDGAR AND EMAIL

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20249

Attention:	Christina Chalk
Edwin Kim

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 3, 2012 (the “Comment Letter”) regarding the above-referenced Preliminary Proxy Statement filed on June 25, 2012 and Definitive Additional Soliciting Materials filed on June 26, 2012 by Quality Systems, Inc. (the “Company”).

Set forth below are responses to the Staff’s comments numbered 1 through 15, as set forth in the Comment Letter, based on information provided by the Company.

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Preliminary Proxy Statement on Schedule 14A filed on June 25, 2012

General

1.	Please update the proxy statement throughout to reflect the filing of Mr. Ahmed Hussein’s proxy statement on June 28, 2012. Currently, the disclosure throughout speaks to Mr. Hussein’s stated intentions to nominate a slate of candidates.

Christina Chalk	July 6, 2012
Edwin Kim

Response: In response to the Staff’s comment, the Proxy Statement has been revised throughout to reflect the filing of Mr. Hussein’s proxy statement on June 27, 2012 nominating a competing slate of candidates.

2.	Where your proxy statement addresses the mechanics of cumulative voting “if there is a contested election,” update to reflect that there is currently a contest given Mr. Hussein’s proxy filing and his nomination of an alternate slate of directors. Provide additional details about how you will allocate votes in order to prioritize the election of the maximum number of your director candidates. Consider using an example to illustrate how allocation will work and when it will apply. For example, can you allocate only if a shareholder marks the “for all” box on the proxy card? If so, does your ability to allocate mean that the proxy may be used to apply all votes to one or a few of your nominees only? See additional comments below.

Response: The Company respectfully advises the Staff that under California law and our bylaws, cumulative voting is triggered if a shareholder gives notice at the annual meeting, prior to the voting, of an intention to cumulate such shareholder’s votes in the election of directors, in which case all shareholders entitled to vote at the annual meeting may cumulate their votes in the election of directors. We have eliminated from the Proxy Statement the reference to a contested election triggering the right to cumulate votes. Since Mr. Hussein has indicated in his proxy statement that he intends to cumulate the votes with respect to which he obtains a proxy, we have also added disclosure to the Proxy Statement on pages 3, 4 and 6 to disclose this fact as well as our expectation that votes will be cumulated at the annual meeting.

In response to the Staff’s comment, the Proxy Statement has also been revised on page 3 to provide additional details about how votes may be cumulated in order to provide for the maximum number of the Company’s director nominees, as well as an example to illustrate this fact. In addition, the revised disclosure also makes clearer that (i) the votes may be cumulated in whichever manner the Proxy Voting Committee deems appropriate to provide for the election of the maximum number of director nominees, which depending on the outcome of the proxy solicitation, could involve casting votes for fewer directors than the Company’s full eight-director slate and (ii) no proxy will be voted for any of the Company’s director nominees to the extent a shareholder withholds authority with respect to such nominee.

3.	Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. For example, your statements on page 6 that “the expected benefits of the Settlement Agreement were not achieved,” and Mr. Ahmed Hussein “has continued to cause the Board to focus its time and attention on grievances concerning alleged director/management conspiracy,” appear to be beliefs or opinions, as opposed to supportable factual statements.

Christina Chalk	July 6, 2012
Edwin Kim

Response: In response to the Staff’s comment, the Proxy Statement has been revised throughout to characterize statements of opinion or belief as such. The Company further advises the Staff that it believes that each of the beliefs and opinions expressed in the Proxy Statement regarding Mr. Hussein are well supported.

4.	Support for any statements of fact, such as the earnings and revenue figures that appear in your proxy materials, must appear in the materials themselves or be provided supplementally to the staff. At a minimum, in your response letter, provide cites to the periodic reports or other filings in which such figures are reported.

Response: The Company respectfully advises the Staff that all historical annual revenue, net income, earnings, earnings per share, dividend and other related financial information from 2008 through 2012 has been previously reported in the Company’s audited financial statements contained in the in the Company’s Annual Reports on Form 10-K or are readily calculable from such filed data. For information relating to fiscal 2008 through 2010 information, please see the Company’s Annual Report on Form 10-K for the year ended March 31, 2010 at http://edgar.sec.gov/Archives/edgar/data/708818/000095012310054373/a56161e10vk.htm and for information relating to fiscal 2011 through 2012 information, please see the Company’s Annual Report on Form 10-K for the year ended March 31, 2012 at http://edgar.sec.gov/Archives/edgar/data/708818/000119312512249005/d311525d10k.htm.

5.	With respect to nominees other than Mr. Hussein himself, describe why you recommend a vote against these individuals. The disclosure in your proxy statement is generally focused on the purported shortcomings of Mr. Hussein and, to a much lesser extent, Mr. Brennan, but remains unclear as why you are recommending shareholders not vote for Mr. Hussein’s other nominees.

Response: The Company respectfully advises the Staff that it believes its slate of directors will best deliver value to shareholders. Moreover, the Company believes that the Company’s current strategic plan is in the best interest of its shareholders, and that its current nominees have the knowledge and experience to execute this plan. Because shareholders are being asked to decide between the two slates, a vote for the Company’s nominees is also a vote against the Hussein nominees. The Company believes its slate is the best choice, and as a result, has recommended against voting for Mr. Hussein’s nominees. In response to the Staff’s comment, the Company has added disclosure on page 9 of the Proxy Statement to clarify this point.

Christina Chalk	July 6, 2012
Edwin Kim

Election of Directors, page 4

6.	Explain why you are nominating only eight persons for a board consisting of nine positions. Revise the proxy statement to make clear that since you are nominating only eight individuals, at least one of Mr. Hussein’s nominees will be elected to the board and shareholders granting you a proxy will be disenfranchised as to the remaining director slot.

Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 4 to clarify that, as a result of the board’s eight director slate, shareholders will be deprived of their right to vote with respect to the ninth board seat and that at least one of Mr. Hussein’s nominees will be elected to the board. In addition, the revised disclosure also explains the board’s rationale for nominating only eight directors.

7.	Please revise the “Hussein’s Failure to Abide by the Settlement Agreement” section on page 5 to clarify what time period your disclosure is in reference to. It appears this section is placed chronologically as to events prior to the 2008 annual meeting, as the language is nearly identical to your definitive proxy statement filed on August 4, 2008, but it is unclear because the statements could refer to recent or ongoing actions. Also, the disclosures focuses on Mr. Hussein’s failure to abide by the terms of the settlement, but does not offer any context as to whether there was an existing dispute or allegation from Mr. Hussein that the board violated the settlement agreement as well. Please revise as appropriate.

Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 8 to clarify that the events described in the “Hussein’s Failure to Abide by the Settlement Agreement” section refer to events prior to the expiration of the Settlement Agreement immediately following the Company’s 2007 annual meeting. With respect to alleged violations of the settlement agreement by the board, the Company respectfully advises the Staff that it does not believe that Mr. Hussein has ever made any allegation that the board violated such agreement for which there is a reasonable basis. In fact, Mr. Hussein’s 2012 preliminary proxy statement states the following with respect to the settlement agreement: “Mr. Hussein entered into the Settlement Agreement with the understanding that the Company would retain a new corporate counsel, keep accurate board and committee minutes, and balance the standing independent director committees of the board, such that they would not be controlled by Mr. Razin. Mr. Hussein also expected that Mr. Razin would conduct himself in a manner consistent with the status of an independent director.” Mr. Hussein notably does not allege any violation of the settlement agreement by the board.

8.	See our first comment above. In light of the filing of Mr. Hussein’s preliminary proxy statement on Schedule 14A on June 27, 2012, please revise to update the “Hussein’s Recent SEC Filings” section on page 7. Further, please revise the third paragraph of page 4 to affirmatively indicate that a proxy statement has been filed to solicit in opposition to management, as opposed to the current disclosure of “[i]n circumstances where there is a contested election ….”

Response: In response to the Staff’s comment, the Proxy Statement has been revised throughout to reflect Mr. Hussein’s filing of a preliminary proxy statement. In addition, as discussed in Response 1 above, all references to contested elections have been removed.

Christina Chalk	July 6, 2012
Edwin Kim

Our Board’s Response, page 6

9.	Explain why the company appointed a Proxy Voting Committee in connection with the upcoming annual meeting. Identify the members of this Committee and describe specifically how they will determine how the proxies received will be voted (other than simply to maximize the number of management nominees to be elected to the board of directors). That is, in exercising their discretionary authority to cumulate votes for proxies received, state the order of priority of candidates to which the votes will be allocated. If not known at this time, describe in detail how this determination will be made.

Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 9 to explain why the Proxy Voting Committee was appointed in connection with the 2012 annual meeting. The Company respectfully advises the Staff that the members of such committee are already disclosed on page 9 and elsewhere in the Proxy Statement

The Proxy Statement has also been revised on pages 3 and 9 to describe the procedures to be followed by the Proxy Voting Committee in cumulating votes. The Company also supplementally informs the Staff that each year the Board establishes a Proxy Voting Committee as a result of Mr. Hussein’s threats to run a competing slate throughout the prior 12 months. Accordingly, the Company has adopted the practice of establishing the Proxy Voting Committee as a provisional matter each year, which committee is not convened if no proxy fight is commenced.

10.	Please revise to provide the basis for your belief that Mr. Brennan’s “relationship with Mr. Hussein calls into question his independence from Mr. Hussein …,” as disclosed on page 7. We note that you do not provide any disclosure of difficulties or disruptions from Mr. Brennan or his failure to perform his duties adequately as a board member. Further, other than his original nomination as part of Mr. Hussein’s nomination slate in 2008, it is unclear what relationship you are referring to and why it causes concern for the majority of the board.

Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 9 to remove the reference to independence as well as to clarify the board’s decision to not renominate Mr. Brennan.

Christina Chalk	July 6, 2012
Edwin Kim

Proxy Card

11.	Please revise the form of proxy card to clearly mark it is a preliminary copy. Please refer to Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, the Proxy Card has been revised to clearly indicate that it is a preliminary copy.

12.	Please revise proposal 3 in your form of proxy card to clarify that you seek an advisory vote to approve the compensation of your named executive officers. Please refer to Rule 14a-21 and Compliance and Disclosure Interpretation Question 169.07 of Exchange Act Rules for further guidance.

Response: In response to the Staff’s comment, the Proxy Card has been revised to clarify that the Company seeks an advisory vote to approve the compensation of our named executive officers.

Additional Soliciting Material filed pursuant to Rule 14a-12 Filed June 26, 2012

13.	We note that you have several statements that appear to be opinions or beliefs, but are not identified as such. Please confirm in future filings that you will characterize such statements as opinion or beliefs. We cite the following non-exhaustive examples of statements or assertions of your beliefs or opinions:
•	Mr. Hussein is planning to engage in a “costly proxy contest in an attempt to seize control of the board.”
•	“He has consistently failed in these attempts, and has a long history of disruptive behavior in the boardroom.”

Response: The Company acknowledges the Staff’s comments and will endeavor in the future to characterize all statements of opinion or belief as such.

14.	You describe Mr. Hussein’s prior attempts to nominate candidates to the Board as failures, but this appears inconsistent with the disclosure in your preliminary proxy statement. On pages 5 and 6 of your preliminary proxy statement, you indicate that at least some of Mr. Hussein’s nominees were elected to the board in 2005, that he reached a settlement agreement for the board to nominate 3 of his nominees in 2006, and 2 of his nominees won board seats in 2008. In future filings, provide a more balance discussion of Mr. Hussein’s past efforts in nominated and seating his director nominees.

Response: The Company acknowledges the Staff’s comments and will endeavor in the future to include a balanced discussion of Mr. Hussein’s past efforts in nominating and seating his director nominees.

Christina Chalk	July 6, 2012
Edwin Kim

15.	Your proxy materials contain specific projections about the about future performance of Quality Systems. For example, we note the following statement: “For fiscal 2013, we expect that revenues will increase in the 20-24% range and we expect earnings per share to grow by 20-25%. Please provide support for these very specific projected figures by describing the assumptions underlying them, including any limitations on those assumptions or other factors that may cause them not to be realized. You may include such support in the proxy statement itself, or in revised additional proxy materials. Please revise and advise how you will make the necessary changes.

Response: In response to the Staff’s comments, the Company revised the Proxy Statement on page 5 to include support for these specific projected figures, including the assumptions underlying them along with any limitations on those assumptions and other factors that may cause them not to be realized.

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Christina Chalk	July 6, 2012
Edwin Kim

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to me at (650) 752-2007.

Very truly yours,

/s/ Julia Cowles

Julia Cowles

cc:	James Sullivan, Quality Systems, Inc.
Thomas J. Crane, Rutan & Tucker